May 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Claudia Rios

Re:	Excelerate Energy, Inc.

Registration Statement on Form S-3 (File No. 333-271850)

Ladies and Gentlemen:

Excelerate Energy, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-271850) be accelerated so that the Registration Statement will become effective on Wednesday, May 24, 2023, at 4:00 p.m., Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP request by telephone that such Registration Statement be declared effective at some other time.

We request that we be notified of such effectiveness by a telephone call to Harrison Tucker of Gibson, Dunn & Crutcher LLP at (346) 718-6643.

Sincerely,

EXCELERATE ENERGY, INC.

By:	/s/ Alisa Newman Hood
Alisa Newman Hood
Executive Vice President, General Counsel and Secretary

cc:	Andrew Fabens, Gibson, Dunn & Crutcher LLP

Harrison Tucker, Gibson, Dunn & Crutcher LLP